UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: September 7, 2018
Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into each of the following Registration Statements of Algonquin Power & Utilities Corp.:  (i) Forms S-8, File Nos. 333-177418, 333-213648, 333-213650 and 333-218810, (ii) Form F-1, File No. 333-216616, and (ii) Form F-3, File No. 333-220059.

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Information Statement

99.2	Schedule A – Consolidated condensed unaudited interim financial statements of Atlantica Yield plc as of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

99.3
Schedule B – Audited consolidated financial statements of Atlantica as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (incorporated by reference to Exhibit 99.1 to Algonquin’s Current Report on Form 6-K filed on April 16, 2018).

99.4
Schedule C – Unaudited pro forma consolidated financial statements, including the foreword and the notes thereto, as at and for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018.

99.5	Auditor’s Consent

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: September 7, 2018	By:	/s/ David Bronicheski
Name: David Bronicheski
Title: Chief Financial Officer